Exhibit 99.98

TO THE SHAREHOLDERS

We are pleased to report on our Company’s results for the three and six months ended June 30, 2018.

Revenues for the three and six month periods ended June 30, 2018 were $9,050,239 and $16,890,086 respectively compared to $4,541,378 and $7,574,623 in the comparable 2017 periods. Net income for the three and six month periods ended June 30, 2018 were $104,905 and $11,547,015 respectively compared to $754,864 and a net loss before income taxes of ($23,040) in the comparable 2017 periods. Earnings for the current period were impacted by approximately $1.5 million of increased costs associated with the ramp up of the Niagara Perpetual Harvest Facility. Earnings per share for the three and six month periods ended June 30, 2018 were $nil and $0.12 compared to $0.01 and $nil in the comparable 2017 periods.

We continue to experience dynamic growth in all areas of the Company as we execute our business plan aimed at being a market leader and innovator in the development of products and services to better serve our patients and physicians. Our standardized products and physician education programs continue to position us as one of the premier providers of cannabis resulting in exceptional new patient growth with sales in cannabis extracts representing 60% of sales. During the period we expended significant effort and resources as we position ourselves for the October 17th legalization of the adult consumer recreational market in Canada.

The Company recently began the construction of an additional fully funded 600,000 sq. ft. expansion on the 36 acres of unused land at the Niagara Facility, that when completed, will double CannTrust’s annual capacity to in excess of 100,000 kilograms. In addition, the Company signed an Agreement of Purchase and Sale to acquire a 23-acre property on land adjacent to the Niagara Facility which will allow for significant further future expansion. All of this will enable us to supply the local and international orders we have already received as well as further future opportunities.

In June, the Company entered into a shareholder’s agreement with Grey Wolf Animal Health Inc. (“Grey Wolf”) to develop ground breaking cannabis products to support the well-being of pets. Under the terms of the partnership, Grey Wolf and CannTrust are equal partners in a newly created subsidiary of Grey Wolf. This is another step forward in our strategy to expand our best-in-class products and technology into adjacent categories and we look forward to launching industry leading, high quality, standardized cannabis products specifically designed for pets. Our Joint Venture with Stenocare in Denmark and our partnership with Grey Wolf are just the beginning of what we believe will be global and diversified market opportunities.

During the period we closed our short form prospectus offering, including the full exercise of the over-allotment option, for collective gross proceeds to the Company of $100,395,000.

We thank all of our Shareholders for their ongoing interest and support and we invite you to visit our investor relations page at: www.canntrust.ca/investor-relations

On behalf of the Board,

/s/ Eric Paul

Eric Paul, Chief Executive Officer